Exhibit 4.5

FOR IMMEDIATE RELEASE

DRAGONWAVE’S SHAREHOLDER RIGHTS PLAN RATIFIED BY SHAREHOLDERS

Ottawa, Canada, June 9, 2009  — DragonWave Inc. (TSX: DWI) (“DragonWave” or the “Corporation”) announced today that its shareholder rights plan (the “Rights Plan”) enacted on January 29, 2009 was ratified and approved by the Corporation’s shareholders at DragonWave’s annual and special meeting of shareholders held on June 9, 2009.  A copy of the Rights Plan has been filed on SEDAR at www.sedar.com and can also be obtained from the Corporation upon written request.

About DragonWave

DragonWave™ is a leading provider of high-capacity packet microwave radio systems used in emerging IP networks. DragonWave designs, develops, and markets carrier-grade packet microwave radio frequency networking equipment that transmit broadband voice, video and other data.  DragonWave’s products, which are based on a native Ethernet platform, function as a wireless extension to an existing fibre-optic core telecommunications network. The principal application for DragonWave’s products is the backhaul function in a wireless communications network. Additional applications for DragonWave’s products include point-to-point transport in private networks, including municipal and enterprise networks. DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Middle East and North America.  The company’s Web site is http://www.dragonwaveinc.com

Media Contacts

DragonWave Inc.

Russell Frederick

Chief Financial Officer

(613) 599-9991 ext. 2253

rfrederick@dragonwaveinc.com

Nadine Kittle

Marketing Communications

DragonWave Inc.

Tel: 613-599-9991 ext 2262

nkittle@dragonwaveinc.com